SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 14D-9F

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2( c)
THEREUNDER
__________

Oromin Explorations Ltd.
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s incorporation or Organization)

Oromin Explorations Ltd.
(Name of Persons Filing Statement)

Common Shares, no par value*
(Title of Class of Securities)

687082107
(CUSIP Number of Class of Securities)

Ian Brown
Chief Financial Officer
Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C. V6E 2E9
Canada
(604) 331-8772
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Daniel M. Miller Dorsey & Whitney LLP 1605 – 777 Dunsmuir Street Vancouver, B.C. V7Y 1K4 Canada (604) 687-5151-	Copies to:	Peter McArthur Kevin Sorochan Miller Thomson LLP Robson Court 1000 – 840 Howe Street Vancouver, B.C. V6Z 2M1 Canada (604) 687-2242

* Each Common Share includes a limited duration right to purchase a specified number of Common Shares calculated in accordance with the terms of the Shareholders Rights Plan of Oromin Explorations Ltd.

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Directors’ Circular, dated July 3, 2013, of Oromin Explorations Ltd. (the “Circular”)

Item 2. Informational Legends

See “Notice to Shareholders in the United States” on the outside front cover page of the Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Teranga Offer you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to Georgeson Shareholder Communications Canada Inc. (“Georgeson”), our Information Agent, at Toll Free (North America): 1-866-656-4123 or Outside North America Call Collect: 1-781-575-2457 or Email: askus@georgeson.com.

DIRECTORS’ CIRCULAR

RELATING TO THE UNSOLICITED OFFER BY

TERANGA GOLD CORPORATION

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES
(together with associated rights issued under the shareholder rights plan)

OF

OROMIN EXPLORATIONS LTD.

NO RECOMMENDATION TO SHAREHOLDERS AT THIS TIME THIS DIRECTORS’ CIRCULAR CONTAINS NO RECOMMENDATION OF THE BOARD OF DIRECTORS TO SHAREHOLDERS TO EITHER ACCEPT OR REJECT THE TERANGA OFFER.

NO NEED FOR IMMEDIATE ACTION

THERE IS NO NEED FOR SHAREHOLDERS TO DO ANYTHING AT THIS TIME. The Teranga Offer is open for acceptance until July 30, 2013. The Board of Directors fully intends to communicate further with Shareholders on a timely basis, prior to the Expiry Time, regarding its recommendation in respect of the Teranga Offer.

The Board of Directors recommends that you NOT TAKE any further action until you receive further communication from the Board of Directors prior to the Expiry Time.

SHAREHOLDERS ARE ADVISED NOT TO TENDER TO THE TERANGA OFFER AT THIS TIME.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Teranga Offer is made for the securities of a foreign issuer and while the Teranga Offer is subject to disclosure requirements of Canada, the country in which Teranga is incorporated, holders of common shares of Oromin (“Shareholders”) should be aware that these requirements are different from those of the United States. The financial statements of Oromin are prepared in accordance with International Financial Reporting Standards and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Oromin is incorporated in Canada and that some or all of its officers and directors are residents of a foreign country.

July 3, 2013

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
DIRECTORS’ CIRCULAR	2
NO RECOMMENDATION AT THIS TIME	2
NO NEED FOR IMMEDIATE ACTION	2
REASON FOR NO RECOMMENDATION AT THIS TIME	2
BACKGROUND TO THE TERANGA OFFER	5
OWNERSHIP OF SECURITIES OF OROMIN	7
INTENTIONS OF DIRECTORS AND OFFICERS	8
PRINCIPAL SHAREHOLDERS	9
TRADING IN SECURITIES OF OROMIN	9
ISSUANCES OF SECURITIES OF OROMIN	9
OWNERSHIP OF SECURITIES OF TERANGA	9
RELATIONSHIP BETWEEN TERANGA AND THE DIRECTORS AND OFFICERS OF OROMIN	9
ARRANGEMENTS BETWEEN OROMIN AND ITS DIRECTORS AND OFFICERS	10
SHAREHOLDER RIGHTS PLAN	14
ARRANGEMENTS BETWEEN TERANGA AND SECURITYHOLDERS OF OROMIN	15

INTERESTS OF DIRECTORS AND OFFICERS OF OROMIN IN MATERIAL TRANSACTIONS WITH TERANGA	15
NOTICE TO U.S. READERS CONCERNING MINERAL RESOURCE ESTIMATES	15
AVAILABILITY OF DISCLOSURE DOCUMENTS	16
CURRENCY	16
ENQUIRIES	16
NO MATERIAL CHANGES	16
OTHER MATERIAL INFORMATION	16
ADDITIONAL INFORMATION	16
STATEMENT OF RIGHTS	17
APPROVAL OF DIRECTORS’ CIRCULAR	17
CERTIFICATE	18

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Directors’ Circular contains “forward-looking statements” and “forward-looking information” under Canadian securities laws. These statements refer to future events and include information concerning the Teranga Offer (as defined herein) and the business operations, prospects and financial performance of Oromin (as defined herein), which are subject to certain risks, uncertainties and assumptions. All statements other than statements of historical fact may be forward-looking statements. Generally these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. The forward-looking information contained in this Directors’ Circular is based on the reasonable expectations and beliefs of management of Oromin as at the date of this Directors’ Circular and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Oromin and the industry in which it operates. Such assumptions, include, but are not limited to: assumptions regarding the Teranga Offer and the value of Oromin’s assets, in particular its interest in OJVG (as defined herein); the development of the OJVG Gold Project (as defined herein) within the timelines anticipated and at anticipated production levels; planned exploration and development activities; the adequacy of Oromin’s financial resources; the accuracy of Oromin’s financial projections; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; interest and exchange rates; the price of gold and other metals; the strength of the economic fundamentals of gold relative to base metals; competitive conditions in the mining industry; title to mineral properties; financing requirements; general economic conditions; the risk of changes in laws, rules and regulations applicable to Oromin; OJVG’s and Teranga’s relationships with the Government of Sénégal; actions to be taken by the Government of Sénégal; the risks relating to Teranga’s properties; the risks related to the Bendon Litigation (as defined herein) and the opposition of Bendon (as defined herein) to the Teranga Offer; and whether or not an alternative transaction superior to the Teranga Offer may emerge. Although management of Oromin believes that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement herein will prove to be accurate.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Directors’ Circular and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include, but are not limited to, the availability of any superior alternatives to present to Shareholders, whether any such alternative can be sufficiently advanced before the expiry of the Teranga Offer; the risk that some or all of the assumptions on which forward-looking statements are based prove to be invalid including that the cost of labour, equipment or materials, including power, will increase more than expected; that development and production inputs will become less available than expected; that the price of gold will decline; that mineral reserves or mineral resources are not as estimated; that actual costs or actual results of reclamation activities are greater than expected; that actual grades or recovery rates are lower than expected; the risk of unexpected occurrences that affect development of the OJVG Gold Project, including failure or disruption to equipment, labour unrest, unexpected variations in ore reserves, grade or recovery rates and the occurrence of accidents and the risks set forth in Oromin’s Annual Information Form dated May 28, 2013 which is available under Oromin’s profile on SEDAR (as defined herein) at www.sedar.com. You should not place undue reliance on any forward-looking statements contained in this Directors’ Circular.

Oromin specifically disclaims any obligation to reissue or update these forward-looking statements as a result of new information or events after the date hereof, except as may be required by law. All forward looking statements herein are qualified by this cautionary statement. These forward-looking statements should not be relied upon as representing Oromin’ views as of any date subsequent to the date of this Directors’ Circular.

DIRECTORS’ CIRCULAR

This Directors’ Circular is issued by the Board of Directors (the “Board of Directors”) of Oromin Explorations Ltd. (“Oromin” or the “Company”) in connection with the unsolicited offer (the “Teranga Offer”) made by Teranga Gold Corporation (“Teranga”) to acquire all of the issued and outstanding common shares of Oromin (the “Oromin Shares”), other than Oromin Shares held directly or indirectly by Teranga and its affiliates, including Oromin Shares that may become outstanding upon the conversion, exchange or exercise of outstanding options or other rights to acquire Oromin Shares (“Convertible Securities”) together with the associated rights (“SRP Rights”) issued and outstanding under the shareholder rights plan of the Company (the “Shareholder Rights Plan”) for consideration of 0.582 of a common share of Teranga (a “Teranga Share”) for each Oromin Share held and upon the other terms and subject to the conditions set forth in the Teranga Offer. The Teranga Offer was announced by Teranga by press release on June 19, 2013 and is described in the Teranga Offer and accompanying take-over bid circular dated June 19, 2013 (the “Teranga Circular”) mailed to Shareholders. The Teranga Offer is open for acceptance until 9:00 p.m. (Toronto time) on July 30, 2013 (the “Expiry Time”).

NO RECOMMENDATION AT THIS TIME

The Board of Directors is not making a recommendation at this time to Shareholders to either accept or reject the Teranga Offer. The Board of Directors advises Shareholders NOT TO TENDER to the Teranga Offer until further communication is received from the Board of Directors.

NO NEED FOR IMMEDIATE ACTION

THERE IS NO NEED FOR SHAREHOLDERS TO DO ANYTHING AT THIS TIME. The Teranga Offer is open for acceptance until July 30, 2013. The Board of Directors fully intends to communicate further with Shareholders on a timely basis, before the Expiry Time, regarding its recommendation in respect of the Teranga Offer.

The Board of Directors recommends that you NOT TAKE any further action until you receive further communication from the Board of Directors prior to the Expiry Time.

SHAREHOLDERS ARE ADVISED NOT TO TENDER TO THE TERANGA OFFER AT THIS TIME.

REASON FOR NO RECOMMENDATION AT THIS TIME

The Board of Directors is not making a recommendation at this time with respect to the acceptance or rejection of the Teranga Offer for the following reasons:

Special Committee is Pursuing Value-Maximizing Alternatives

The Board of Directors has constituted an independent committee of the Board of Directors (the “Special Committee”) to develop and evaluate value-maximizing alternatives. The Special Committee is actively engaged in discussions with interested third parties and is soliciting offers for strategic transactions involving Oromin. A number of interested third parties have entered into confidentiality agreements with Oromin and have been provided with access to an electronic dataroom for the purposes of undertaking due diligence. In addition, arrangements have been made, or are being made, for site visits and management presentations. While it is impossible to predict whether any offers or transactions will emerge from discussions with third parties, these discussions demonstrate that Oromin is attractive to other parties in addition to Teranga. The Special Committee also expects to engage Teranga for the purpose of obtaining an improved offer. Tendering Oromin Shares to the Teranga Offer before the Special Committee and its advisors have had an opportunity to explore available strategic alternatives may preclude the emergence of a superior offer from Teranga or an alternative transaction.

Uncertainty Due to Bendon Litigation

On June 11, 2013, Bendon International Ltd. (“Bendon”) issued a news release (the “Bendon News Release”) announcing, among other things, that it was strongly opposed to the proposed Teranga Offer and intended to commence legal action in order to protect its rights under a shareholders agreement (the “OJVG Shareholders Agreement”) entered into among it, Badr Investment & Finance Company (“Badr”), Oromin’s wholly-owned subsidiary, Sabodala Holding Limited (“Sabodala”), and Oromin Joint Venture Group Ltd. (“OJVG”) in respect of the operation of OJVG. OJVG owns a 90% interest in Societe des Mines de Golouma S.A. (“SOMIGOL”) which in turns owns the OJVG Golouma gold project in Sénégal (the “OJVG Gold Project”).

On June 13, 2013, Bendon commenced legal action against Teranga, Oromin and Sabodala in the Ontario Superior Court of Justice (the “Bendon Litigation”). Bendon alleges that Teranga and Oromin are inducing Sabodala to breach its obligations under the OJVG Shareholders Agreement. Bendon is seeking unspecified damages as well as injunctive relief to prevent the Teranga Offer. Oromin and Sabodala have filed appearances in respect of the Bendon Litigation.

The Teranga Circular discloses that it is a condition of the Teranga Offer that the Bendon Litigation shall have been dismissed or otherwise resolved to the satisfaction of Teranga. As of the date of this Directors’ Circular, the Bendon Litigation has not been dismissed. On June 26, 2013, Teranga filed a notice of motion to dismiss the Bendon Litigation. There is no assurance that the Bendon Litigation will be dismissed or otherwise resolved by the Expiry Time. Even if the Bendon Litigation is dismissed by the Expiry Time, Bendon would retain the right to appeal any decision, further extending the Bendon Litigation for an indeterminate period of time.

Uncertainty Arising from Bendon Opposition to the Teranga Offer

In addition to commencing the Bendon Litigation, Bendon has publicly communicated its view that the Teranga Offer establishes an unreasonably low value for the OJVG Gold Project. The Board of Directors is aware that Bendon has issued a further news release on July 2, 2013, which confirmed that it had commenced the Bendon Litigation, reiterated its opposition to the Teranga Offer, confirmed its intention to remove Sabodala as operator of the OJVG Gold Project in the event the Teranga Offer is accepted and stated that it does not intend to enable Teranga to implement the plan proposed in the Teranga Circular. In the Teranga Circular, Teranga emphasizes the potential benefits which may arise as a result of a combined Oromin and Teranga entity. Teranga states that it intends to negotiate a tolling and management agreement with Bendon and Badr in respect of the OJVG Gold Project. In light of Bendon’s public opposition to the Teranga Offer, there is no assurance that Teranga will be able to negotiate a tolling and management agreement with Bendon and Badr in a timely fashion or at all.

The Board of Directors further notes that the OJVG Shareholders Agreement also provides, among other things, that:

  Bendon and Badr have the ability to remove Sabodala as operator of the OJVG Gold Project;

  no party shall have any obligation to mill, beneficiate or otherwise treat any minerals or any other party’s share of minerals in any facility owned or controlled by such party;

  each party shall be entitled to use, dispose of or otherwise deal with its share of minerals as it sees fit; and

  any decision with respect to a work program or production decision requires the agreement of Bendon.

Uncertainty Regarding 25% Back-in Right

It is a condition to the Teranga Offer that the Government of Sénégal waive the right for Sénégalese nationals to acquire up to a 25% interest in SOMIGOL (the “Back-in Right”). As disclosed in the Teranga Circular, the Government of Sénégal did not agree to waive the Back-in Right in December 2011 when Teranga, Oromin, Bendon and Badr were previously negotiating a transaction. Now 18 months later, the Government of Sénégal has still not waived the Back-in Right. Following discussions between OJVG and the Government of Sénégal, Oromin understands that the Government of Sénégal intends to advise OJVG as to whether the Back-in Right will be exercised on or about July 9, 2013. In the event that the Back-in Right is not exercised by that date, it is the view of Oromin that the Back-in Right will have terminated. There is a risk that the Government of Sénégal will not indicate its intention in respect of the Back-in right in a timely fashion. There is a further risk that the Government of Sénégal does not agree with Oromin’s view that the Back-in Right will terminate on July 9, 2013 if it is not exercised by that date. Due to the uncertainty described above, the condition of the Teranga Offer in relation to the Back-in Right may not be capable of being satisfied in a timely fashion or at all.

Uncertainty Relating to the Composition of Teranga Board of Directors

On June 3, 2013, Mineral Deposits Limited (“MDL”), Teranga’s largest shareholder, announced it was proposing to nominate three individuals to Teranga’s board of directors (the “Teranga Board”). On June 6, 2013, MDL issued a news release setting out its reasons for proposing its nominees to the Teranga Board. On June 10, 2013, Teranga announced its opposition to MDL’s nominees. On June 24, 2013, Teranga filed its amended management information circular in respect of its upcoming annual general meeting to be held on July 18, 2013 (the “Teranga Meeting”). The information circular disclosed that Teranga was prepared to accept only one of the three MDL nominees to the Teranga Board. In addition, Teranga disclosed that the MDL nominee who is presently on the Teranga Board would not be standing for re-election. As of the date of this Directors’ Circular, MDL has not disclosed any change to its plan to nominate three directors at the Teranga Meeting. As a result, there is uncertainty at this time as to what the composition of the Teranga Board will be following the Teranga Meeting. As the Teranga Offer involves the issuance of Teranga Shares, the composition of the Teranga Board and management of Teranga are important to Shareholders.

Teranga Offer is Highly Conditional and is not a Firm Offer

The Teranga Offer is highly conditional to the benefit of Teranga. There are number of conditions which are not subject to a materiality threshold or other objective criteria but provide Teranga with sole discretion as to whether they proceed with the Teranga Offer. Of particular importance are the conditions relating to the Bendon Litigation and the Back-in Right.

United States Securities Law Matters

Under the United States securities laws applicable to the Teranga Offer, Teranga is required to make the Teranga Offer to Shareholders in the United States upon terms and conditions at least as favourable as those offered to any other Shareholders. Therefore, Teranga is required to use its good faith efforts to qualify the Teranga Offer in each state of the United States that does not already permit the Teranga Offer to be made. There are multiple states in which such qualification is required in order for Teranga to be permitted to extend the Teranga Offer into such states. The Teranga Circular does not state that filings have been or will be made in any states in which such filings are required. Furthermore, in certain states the review of these types of filings can be lengthy and complex. Therefore, there is no assurance that the state review process will be completed on a timely basis, or that Teranga will be successful in obtaining approval for the Teranga Offer in every state. If the state review process is not completed prior to the Expiry Time, then it could cause delays in the completion of all or part of the Teranga Offer and any intended second-stage transaction. In addition, if any state does not approve the Teranga Offer, then residents of that state will not be permitted to participate in the Teranga Offer and, if such state does not have a self-executing exemption permitting a second-stage transaction, then Teranga could be unable to acquire 100% of Oromin Shares, which would leave Shareholders in any affected state as small minority shareholders in Oromin who hold illiquid Oromin Shares.

BACKGROUND TO THE TERANGA OFFER

In late 2011, Oromin, Bendon and Badr were in advanced stages of negotiation for the acquisition by Teranga of Oromin and the interests of Bendon and Badr in OJVG. The Company had previously engaged RBC Capital Markets to act as its financial advisor in November 2010. A special committee of the Board of Directors engaged TD Securities Inc. to act as its financial advisor. Discussions were terminated by Teranga as a result of the inability to obtain a waiver from the Government of Sénégal in respect of the Back-in Right.

Subsequent to the termination of discussions with Teranga, Oromin, through OJVG, continued to advance the OJVG Gold Project. The following key milestones were achieved:

  A $6.35 million exploration program was undertaken by OJVG in 2012.

  On May 29, 2012, Oromin announced that the Government of Sénégal had provided final approval of the environmental and social impact assessment in respect of the OJVG Gold Project.

  On October 1, 2012, Oromin issued an updated resource estimate for the OJVG Gold Project.

  On January 31, 2013, Oromin announced the results of an updated feasibility study in respect of the OJVG Gold Project.

  On January 31, 2013, Oromin also announced the results of an updated preliminary economic assessment in respect of the heap leach potential of the OJVG Gold Project.

From January 2012 to May 2013, Oromin and its partners in OJVG continued to assess development, financing and strategic alternatives to maximize the value of the OJVG Gold Project. Until May 2013, Oromin did not have discussions with Teranga regarding the potential acquisition of Oromin or the OJVG Gold Project. While Oromin was considering its strategic options from January 2012 to June 2013 and attending to discussions with the Government of Sénégal regarding the Back-in Right, Oromin was not actively soliciting business combination transactions.

On February 22, 2013, OJVG provided the Government of Sénégal with a confidential valuation to commence the process to either exercise or terminate the Back-in Right. After further discussions, it was agreed between the Government of Sénégal and OJVG that the Back-in Right would terminate on July 9, 2013 if unexercised on or before that date.

On May 17, 2013, Teranga made a non-binding indicative offer to Oromin, Bendon and Badr to acquire Oromin and the interests of Bendon and Badr in OJVG. Contrary to the inference in the Teranga Circular, the value of the consideration proposed by Teranga was not similar to the consideration offered by Teranga in December 2011. Bendon rejected this offer as being unacceptable.

On May 24, 2013, Teranga made a non-binding indicative offer solely to Oromin on terms similar to the Teranga Offer. Teranga provided Oromin with a deadline of May 31, 2013 to respond to this offer. At the time, management of Oromin was in intensive meetings with the Government of Sénégal in Dakar and Teranga was advised that Oromin would require further time to evaluate the offer. Management of Oromin had previously advised Teranga that they would be in Sénégal at that time.

On June 3, 2013, Teranga issued a news release stating its intention to make the Teranga Offer. Teranga also announced that IAMGOLD Corporation (“IAMGOLD”) had entered into a lock-up agreement with Teranga whereby IAMGOLD agreed to tender the Oromin Shares it owns to the Teranga Offer.

On June 3, 2013, the Board of Directors conferred with its legal and financial advisors to review and consider the proposed Teranga Offer as contemplated by the June 3, 2013 Teranga news release. Later on that date, Oromin issued a news release acknowledging the proposed Teranga Offer.

On June 11, 2013, Bendon issued the Bendon News Release announcing, among other things, that it was strongly opposed to the proposed Teranga Offer and intended to commence legal action in order to protect its rights under the OJVG Shareholders Agreement. On June 13, 2013, Bendon commenced the Bendon Litigation. Bendon alleges that Teranga and Oromin are inducing Sabodala to breach its obligations under the OJVG Shareholders Agreement. Bendon is seeking unspecified damages as well as injunctive relief to prevent the Teranga Offer.

On June 14, 2013, Oromin announced that it was aware of the Bendon Litigation and that the Board of Directors had agreed to defer the separation time of rights issuable under the Shareholder Rights Plan. Please refer to the “Shareholder Rights Plan” section of this Directors’ Circular for more information regarding the Shareholder Rights Plan.

On June 18, 2013, the Board of Directors constituted the Special Committee comprised of Robert Brennan (Chair), Derek Bartlett and Robert Sibthorpe to develop and evaluate value-maximizing alternatives and to evaluate the proposed Teranga Offer.

On June 19, 2013, prior to the formal commencement of the Teranga Offer, the Board of Directors met with its financial and legal advisors to review and discuss the proposed Teranga Offer, consider the circumstances and prospects of Oromin in light of the proposed Teranga Offer and receive advice regarding the Board of Directors’ fiduciary duties. At this time, the Board of Directors was also advised of potentially interested parties. This was followed by a meeting of the Special Committee at which it appointed RBC Capital Markets as its financial advisor and Miller Thomson LLP as its legal advisor. The Special Committee also reviewed its mandate and received advice regarding its fiduciary duties.

On June 19, 2013, Teranga commenced the Teranga Offer.

On June 20, 2013, Oromin announced that it was reviewing the Teranga Offer and had constituted the Special Committee which appointed its financial and legal advisors.

On June 21, 2013, the Board of Directors received an update on the status of interested parties. The Board of Directors was advised that a number of interested third parties have entered into confidentiality agreements and have been provided with access to an electronic dataroom for the purposes of undertaking due diligence. In addition, the Board of Directors was advised that arrangements have been made, or are being made, for site visits and management presentations.

On June 21, 2013 and on June 24, 2013, the Special Committee met with its legal and financial advisors to further evaluate and discuss the Teranga Offer and to further discuss the status of interested parties.

On June 25, 2013, the Board of Directors received a report from the Special Committee and met with its legal and financial advisors to further evaluate and discuss the Teranga Offer and to further discuss the status of interested parties.

On June 26, 2013, the Chair of the Special Committee and management of Oromin met with Bendon to discuss alternatives regarding a potential transaction involving OJVG. Bendon reiterated its opposition to the Teranga Offer.

On June 26, 2013 and June 27, 2013, the Special Committee met with its legal and financial advisors to further discuss the Teranga Offer and alternative transactions, and to be updated on the meeting between the Chair of the Special Committee, management of Oromin and Bendon.

On June 28, 2013 and July 2, 2013, the Special Committee met with its legal and financial advisors to review a draft of this Directors’ Circular and to discuss strategic matters. A meeting of the Board of Directors was also held on July 2, 2013 at which the Board of Directors received an update from the Special Committee and reviewed and unanimously approved this Directors’ Circular.

On July 3, 2013, the Special Committee was advised that additional confidentiality agreements had been entered into with interested parties.

OWNERSHIP OF SECURITIES OF OROMIN

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at July 3, 2013, there were a total of 137,368,218 common shares of the Company issued and outstanding.

Oromin Shares are listed and posted for trading on the TSX under the symbol “OLE” and on the OTCBB under the symbol “OLEPF”. On July 3, 2013, the closing price of Oromin Shares on the TSX and the OTCBB was $0.24 and US$0.20 respectively, and between June 19, 2013, the date of announcement of the Teranga Offer, and July 3, 2013, 1,124,159 Oromin Shares have traded on all exchanges in Canada and the United States at a VWAP of $0.26 in Canada and US$0.28 in the United States, per Oromin Share.

The Company has established a formal plan (the “Stock Option Plan”) under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. As at July 3, 2013, the Company has outstanding 13,186,000 options to acquire Oromin Shares.

The following table sets forth the names of the directors and officers of Oromin, the positions held by each of them with Oromin and the number of Oromin Shares and options to acquire Oromin Shares, as well as the percentage of outstanding Oromin Shares and options, in each case beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates or affiliates.

Name	Position with Oromin	Oromin Shares(1)	% of Oromin Shares Outstanding	Options to Acquire Oromin Shares(2)	% of Options Outstanding
Chet Idziszek	Chief Executive Officer, President and Director	6,861,137	5.0	2,025,000	15.4
Ian Brown	Chief Financial Officer	Nil	--	750,000	5.7

Name	Position with Oromin	Oromin Shares(1)	% of Oromin Shares Outstanding	Options to Acquire Oromin Shares(2)	% of Options Outstanding
James G. Stewart	Corporate Secretary and Director	746,377	0.2	700,000	5.3
Derek Bartlett	Director	Nil	--	475,000	3.6
Robert H. Brennan	Director	1,214,523	0.9	790,000	6.0
Nell M. Dragovan	Director	2,155,904	1.6	600,000	4.6
Robert A. Sibthorpe	Director	Nil	--	475,000	3.6
Douglas Turnbull	Director	52,000	<0.1	600,000	4.6
David Mallo	Vice President Exploration	81,500	<0.1	950,000	7.2
Ken Kuchling	Vice President Engineering	Nil	--	100,000	0.8
Abdoul Aziz Sy	Vice President Sénégal	1,000	<0.1	300,000	2.3
TOTAL		11,112,441	8.1	7,765,000	58.9

(1)

The information as to Oromin Shares and options to acquire Oromin Shares beneficially owned, directly or indirectly, or over which control or direction is exercised not being within the knowledge of Oromin, has been furnished by the directors and officers as of July 3, 2013.

(2)

The outstanding options to acquire Oromin Shares held by directors and officers of Oromin as of July 3, 2013 have exercise prices ranging from $0.65 to $1.30 per Oromin Share. On July 3, 2013, the closing price of Oromin Shares on the TSX was $0.24.

The following table sets forth the names of insiders of Oromin (other than directors and officers of Oromin) and the number of Oromin Shares, as well as the percentage of outstanding Oromin Shares, in each case beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates or affiliates.

Name	Oromin Shares	% of Oromin Shares Outstanding
Teranga Gold Corporation(1)	18,699,500	13.6
IAMGOLD Corporation(2)	16,088,636	11.7

(1)	Teranga has disclosed in the Teranga Circular that no associate, affiliate, insider, or associate or affiliate thereof owns any Oromin Shares.
(2)	To the knowledge of Oromin, no associate, affiliate, insider, or associate or affiliate thereof, of IAMGOLD, owns any Oromin Shares.

INTENTIONS OF DIRECTORS AND OFFICERS

Oromin has made reasonable enquiries of each director and officer and their respective associates and affiliates and they have all indicated they have not accepted and at this time do not intend to accept the Teranga Offer.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of Oromin, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to the Oromin Shares except as listed below:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares
Teranga Gold Corporation	18,699,500	13.6%
IAMGOLD Corporation	16,088,636	11.7%

TRADING IN SECURITIES OF OROMIN

None of Oromin nor any director or officer of Oromin or, to the knowledge of the directors and officers of Oromin after reasonable enquiry, their respective associates or affiliates or other insiders of Oromin or any person acting jointly or in concert with Oromin, has traded in Oromin Shares during the six-month period preceding the date hereof, except as indicated below or as listed below under the heading “Issuances of Securities of Oromin”.

Name	Date of Trade	Nature of Trade	Number of Oromin Shares Traded	Price per Oromin Share ($)
Chet Idziszek	March 8, 2013	Acquisition of Oromin Shares in the public market	5,000	$0.46
Chet Idziszek	March 8, 2013	Acquisition of Oromin Shares in the public market	15,000	$0.47

ISSUANCES OF SECURITIES OF OROMIN

No Oromin Shares or securities convertible into Oromin Shares have been issued to the directors or officers of Oromin during the two-year period preceding the date hereof.

OWNERSHIP OF SECURITIES OF TERANGA

None of Oromin, the directors and officers of Oromin and, to the knowledge of the directors and officers of Oromin after reasonable enquiry, their respective associates or affiliates or other insiders of Oromin or any person acting jointly or in concert with Oromin beneficially owns, directly or indirectly, or exercises control or direction over, any securities of Teranga.

RELATIONSHIP BETWEEN TERANGA AND THE DIRECTORS AND OFFICERS OF OROMIN

No agreement, commitment or understanding has been made, or is proposed to be made, between Teranga and any of the directors or officers of Oromin relating to any matter, including, without limitation, in respect of any payment or other benefit proposed to be made or given by way of compensation for loss of office or as to such director or officer remaining in or retiring from office if the Teranga Offer is successful.

No director or officer of Oromin is also a director or officer of Teranga or any subsidiary of Teranga.

ARRANGEMENTS BETWEEN OROMIN AND ITS DIRECTORS AND OFFICERS

Other than as described in this Directors’ Circular, no arrangements, agreements, commitments or understandings (including any arrangements, agreements, commitments or understandings as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors or officers of Oromin remaining in or retiring from office if the Teranga Offer is successful), or any actual or potential conflicts of interest, exist or have been made or are proposed to be made between Oromin or its affiliates and (i) any of its directors, officers or affiliates or (ii) Teranga or any of its officers, directors or affiliates. In the case of each agreement, commitment or understanding discussed below in which the term “change of control” applies, the consummation of the Teranga Offer would constitute a change of control.

Oromin has entered into agreements (the “Retention Agreements”) with certain of its officers that include change of control and termination provisions. The Stock Option Plan also includes change of control provisions. The subsections that follow generally describe the material effects under the Retention Agreements and the Stock Option Plan as they relate to payments and other benefits that may become due to the directors and officers of Oromin, as applicable, in the event the Teranga Offer is successful.

Retention Agreements

Chet Idziszek

The employee retention agreement with Chet Idziszek (the “Idziszek Agreement”) will remain in effect for so long as Chet Idziszek remains an employee and afterwards to the extent specified under the terms of the Idziszek Agreement. The Idziszek Agreement will expire should Chet Idziszek resign his employment with the Company or be terminated for Cause (as defined in the Idziszek Agreement) by the Company prior to a Change in Control (as defined in the Idziszek Agreement). In the event of a Change in Control which results in or leads to the termination of the employment of Chet Idziszek with the Company, and provided that Chet Idziszek is not offered employment or does not accept an offer of employment that is the same or similar to his employment with the Company (“Comparable Employment”) with the person or persons that have acquired the Company as a result of a Change in Control (the “New Company Owner”), Chet Idziszek will receive from the Company a retention payment (“Retention Payment”) calculated as follows: a lump sum payment equal to 16 months’ base salary and the equivalent of 16 months of bonuses calculated by totalling the annual bonuses paid to Chet Idziszek during the past three years of employment, dividing the total amount by 36 and multiplying the result by 16. The Retention Payment will be paid to Chet Idziszek in a lump sum after required statutory deductions within 15 days of the date of the Change in Control. Chet Idziszek will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Employment with the New Company Owner. In the event that Chet Idziszek resigns from his employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, Chet Idziszek will be provided by the Company with a separation payment (a “Separation Payment”). The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 8 months of salary and bonuses. The Separation Payment will be paid to Chet Idziszek in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of Chet Idziszek from his employment with the New Company Owner. In the event Chet Idziszek’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to Chet Idziszek. The Idziszek Agreement also contains confidentiality and non-solicitation covenants in favour of the Company.

Should the Teranga Offer be accepted, it would constitute a Change of Control for the purposes of the Idziszek Agreement.

James Stewart

The consultant retention agreement with James Stewart (the “Stewart Agreement”) will remain in effect for so long as James Stewart remains a consultant to the Company and afterwards to the extent specified under the terms of the Stewart Agreement. The Stewart Agreement will expire should James Stewart resign his consultancy with the Company or be terminated for Cause (as defined in the Stewart Agreement) by the Company prior to a Change in Control (as defined in the Stewart Agreement). In the event of a Change in Control which results in or leads to the termination of the consultancy of James Stewart with the Company, and provided that James Stewart is not offered a consultancy or does not accept an offer of consultancy in a position that is the same or similar to his consultancy with the Company (“Comparable Consultancy”) with the New Company Owner, James Stewart will receive a Retention Payment from the Company calculated as follows: a lump sum payment equal to 12.5 months’ base salary and the equivalent of 12.5 months of bonuses calculated by totalling the annual bonuses paid to Chet Idziszek during the past three years of his employment, dividing the total amount by 36 and multiplying the result by 12.5. The Retention Payment will be paid to James Stewart in a lump sum after required statutory deductions within 15 days of the date of the Change in Control. James Stewart will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Consultancy with the New Company Owner. In the event that James Stewart resigns from his consultancy with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, James Stewart will be provided by the Company with a Separation Payment. The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 6 months of salary and bonuses. The Separation Payment will be paid to James Stewart in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of James Stewart from his employment with the New Company Owner. In the event James Stewart’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to James Stewart. The Stewart Agreement also contains confidentiality and non-solicitation covenants in favour of the Company.

Should the Teranga Offer be accepted, it would constitute a Change of Control for the purposes of the Stewart Agreement.

Ian Brown

The employee retention agreement with Ian Brown (the “Brown Agreement”) will remain in effect for so long as Ian Brown remains an employee and afterwards to the extent specified under the terms of the Brown Agreement. The Brown Agreement will expire should Ian Brown resign his employment with the Company or be terminated for Cause (as defined in the Brown Agreement) by the Company prior to a Change in Control (as defined in the Brown Agreement). In the event of a Change in Control which results in or leads to the termination of the employment of Ian Brown with the Company, and provided that Ian Brown is not offered employment or does not accept an offer of Comparable Employment with the New Company Owner, Ian Brown will receive from the Company a Retention Payment from the Company calculated as follows: a lump sum payment equal to 6 months’ base salary and the equivalent of 6 months of bonuses calculated by totalling the annual bonuses paid to Ian Brown during the past three years of employment, dividing the total amount by 36 and multiplying the result by 6. The Retention Payment will be paid to Ian Brown in a lump sum after required statutory deductions within 15 days of the date of the Change in Control. Ian Brown will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Employment with the New Company Owner. In the event that Ian Brown resigns from his employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, Ian Brown will be provided by the Company with a Separation Payment. The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 3 months of salary and bonuses. The Separation Payment will be paid to Ian Brown in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of Ian Brown from his employment with the New Company Owner. In the event Ian Brown’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to Ian Brown. The Brown Agreement also contains confidentiality and non-solicitation covenants in favour of the Company.

Should the Teranga Offer be accepted, it would constitute a Change of Control for the purposes of the Brown Agreement.

Nell Dragovan

The employee retention agreement with Nell Dragovan (the “Dragovan Agreement”) will remain in effect for so long as Nell Dragovan remains an employee and afterwards to the extent specified under the terms of the Dragovan Agreement. The Dragovan Agreement will expire should Nell Dragovan resign her employment with the Company or be terminated for Cause (as defined in the Dragovan Agreement) by the Company prior to a Change in Control (as defined in the Dragovan Agreement). In the event of a Change in Control which results in or leads to the termination of the employment of Nell Dragovan with the Company, and provided that Nell Dragovan is not offered employment or does not accept an offer of Comparable Employment with the New Company Owner, Nell Dragovan will receive from the Company a Retention Payment from the Company calculated as follows: a lump sum payment equal to 14 months’ base salary and the equivalent of 14 months of bonuses calculated by totalling the annual bonuses paid to Nell Dragovan during the past three years of employment, dividing the total amount by 36 and multiplying the result by 14. The Retention Payment will be paid to Nell Dragovan in a lump sum after required statutory deductions within 15 days of the date of the Change in Control. Nell Dragovan will not be entitled to provision of the Retention Payment when she is offered and accepts Comparable Employment with the New Company Owner. In the event that Nell Dragovan resigns from her employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, Nell Dragovan will be provided by the Company with a Separation Payment. The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 7 months of salary and bonuses. The Separation Payment will be paid to Nell Dragovan in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of Nell Dragovan from his employment with the New Company Owner. In the event Nell Dragovan’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to Nell Dragovan. The Dragovan Agreement also contains confidentiality and non-solicitation covenants in favour of the Company.

Should the Teranga Offer be accepted, it would constitute a Change of Control for the purposes of the Dragovan Agreement.

Dave Mallo

The employee retention agreement with Dave Mallo (the “Mallo Agreement”) will remain in effect for so long as Dave Mallo remains an employee and afterwards to the extent specified under the terms of the Mallo Agreement. The Mallo Agreement will expire should Dave Mallo resign his employment with the Company or be terminated for Cause (as defined in the Mallo Agreement) by the Company prior to a Change in Control (as defined in the Mallo Agreement). In the event of a Change in Control which results in or leads to the termination of the employment of Dave Mallo with the Company, and provided that Dave Mallo is not offered employment or does not accept an offer of Comparable Employment with the New Company Owner, Dave Mallo will receive from the Company a Retention Payment from the Company calculated as follows: a lump sum payment equal to 16 months’ base salary and the equivalent of 16 months of bonuses calculated by totalling the annual bonuses paid to Dave Mallo during the past three years of employment, dividing the total amount by 36 and multiplying the result by 16. The Retention

Payment will be paid to Dave Mallo in a lump sum after required statutory deductions within 15 days of the date of the Change in Control. Dave Mallo will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Employment with the New Company Owner. In the event that Dave Mallo resigns from his employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, Dave Mallo will be provided by the Company with a Separation Payment. The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 8 months of salary and bonuses. The Separation Payment will be paid to Dave Mallo in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of Dave Mallo from his employment with the New Company Owner. In the event Dave Mallo’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to Dave Mallo. The Mallo Agreement also contains confidentiality and non-solicitation covenants in favour of the Company.

Should the Teranga Offer be accepted, it would constitute a Change of Control for the purposes of the Mallo Agreement.

Doug Turnbull

The consultant retention agreement with Doug Turnbull (the “Turnbull Agreement”) will remain in effect for so long as Doug Turnbull remains a consultant to the Company and afterwards to the extent specified under the terms of the Turnbull Agreement. The Turnbull Agreement will expire should Doug Turnbull resign his consultancy with the Company or be terminated for Cause (as defined in the Turnbull Agreement) by the Company prior to a Change in Control (as defined in the Turnbull Agreement). In the event of a Change in Control which results in or leads to the termination of the consultancy of Doug Turnbull with the Company, and provided that Doug Turnbull is not offered a consultancy or does not accept an offer of Comparable Consultancy with the New Company Owner, Doug Turnbull will receive a Retention Payment from the Company calculated as follows: a lump sum payment equal to 15 months’ base salary and the equivalent of 15 months of bonuses calculated by totalling the annual bonuses paid to David Mallo during the past three years of his employment, dividing the total amount by 36 and multiplying the result by 15. The Retention Payment will be paid to Doug Turnbull in a lump sum after required statutory deductions within 15 days of the date of the Change in Control. Doug Turnbull will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Consultancy with the New Company Owner. In the event that Doug Turnbull resigns from his consultancy with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, Doug Turnbull will be provided by the Company with a Separation Payment. The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 7 months of salary and bonuses. The Separation Payment will be paid to Doug Turnbull in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of Doug Turnbull from his employment with the New Company Owner. In the event Doug Turnbull’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to Doug Turnbull. The Turnbull Agreement also contains confidentiality and non-solicitation covenants in favour of the Company.

Should the Teranga Offer be accepted, it would constitute a Change of Control for the purposes of the Turnbull Agreement.

Stock Option Plan

The Stock Option Plan provides that if a bona fide offer for Common Shares is made to Shareholders which would result in the offeror becoming a control person of the Company, then all issued options will become vested and each option may be exercised in whole or in part by the optionee so as to permit the optionee to tender to the offer any Oromin Shares issued upon exercise of the option. If at any time when an option remains unexercised a bona fide offer is made, the Board of Directors may declare that all options granted under the Stock Option Plan be vested and accelerate the expiry date for the exercise of all unexercised options granted under the Stock Option Plan so that all options will either be exercised or expire prior to the date upon which Oromin Shares must be tendered pursuant to the offer.

As a result of the Teranga Offer, all issued options under the Stock Option Plan became vested. The Board of Directors has not declared that the expiry date for the exercise of these options be accelerated.

SHAREHOLDER RIGHTS PLAN

In June 2008, the Board of Directors unanimously approved the adoption of the Shareholder Rights Plan. On July 29, 2008, the Shareholder Rights Plan was unanimously approved by Shareholders. A copy of the Shareholder Rights Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Board of Directors believes that the Shareholder Rights Plan is an important instrument to allow it sufficient time to pursue alternatives that may lead to a higher offer for the Oromin Shares. The Board of Directors intends to use the Shareholder Rights Plan only to advance the interests of Shareholders and has embarked on a process to maximize value for Shareholders. The Board of Directors believes that the Shareholder Rights Plan will allow this process to be conducted in a structured manner in order to get the best results for Shareholders. The Shareholder Rights Plan does not in any way lessen or affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of Oromin. The Board of Directors, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

By permitting all Shareholders other than an unsolicited bidder to purchase Oromin Shares at a discount, the Shareholder Rights Plan is intended to encourage a person acquiring 20% or more of Oromin Shares to do so by way of a Permitted Bid (as defined in the Shareholder Rights Plan) or otherwise make a take-over bid that the Board of Directors considers as representing full value for Shareholders. To qualify as a Permitted Bid under the Shareholder Rights Plan, a take-over bid must: (a) be made for all Oromin Shares; (b) contain a provision that no tendered Oromin Shares can be taken up or paid for by the offeror before the 60th day after the bid is made; and (c) contain a provision that a Shareholder can withdraw any tendered Oromin Shares at any time prior to the Oromin Shares being taken up and paid for. If at least 50% of the Oromin Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan) are deposited or tendered pursuant to the bid and not withdrawn, the bidder may then take up and pay for such Oromin Shares. The bid must then remain open for a further period of 10 business days on the same terms. This allows Shareholders to decide whether the bid is adequate on its own merits without being influenced by the likelihood that the bid will succeed. It also provides a Shareholder who has not already tendered to a bid an opportunity to do so if at least 50% of Oromin Shares have been tendered to that bid.

The Board of Directors has discretion to defer the separation time for the SRP Rights and to waive the application of the Shareholder Rights Plan. Pursuant to the Shareholder Rights Plan, the separation time would have been the close of business on June 17, 2013 as a result of the June 3, 2013 announcement by Teranga of its intention to make an offer to acquire all of the Oromin Shares that it does not already own. On June 14, 2013, the Board of Directors elected to defer the separation time for the SRP Rights until such later date as they may determine.

The Board of Directors has determined that the Teranga Offer is not a Permitted Bid. The Shareholder Rights Plan does not prevent Teranga from acquiring Oromin. The Teranga Offer can, if Teranga so chooses, proceed as a Permitted Bid under the Shareholder Rights Plan and can succeed if the price offered is one the majority of Independent Shareholders wish to accept. The same is true with respect to any other prospective offeror for Oromin.

ARRANGEMENTS BETWEEN TERANGA AND SECURITYHOLDERS OF OROMIN

To the knowledge of the directors and officers of Oromin, no agreement, commitment or understanding, has been made or proposed to be made between Teranga and any Oromin Shareholder with respect to the Teranga Offer other than the lock-up agreement entered into between Teranga and IAMGOLD Corporation disclosed in Sections 5 and 6 of the Teranga Circular.

INTERESTS OF DIRECTORS AND OFFICERS OF OROMIN IN MATERIAL TRANSACTIONS WITH TERANGA

None of the directors and officers of Oromin and their associates nor, to the knowledge of the directors and officers of Oromin after reasonable enquiry, any person who owns more than 10% of any class of equity securities of Oromin for the time being outstanding (other than Teranga or IAMGOLD) has any interest in any material transaction to which Teranga is a party.

NOTICE TO U.S. READERS CONCERNING MINERAL RESOURCE ESTIMATES

Information in this Directors’ Circular and disclosure documents of Oromin (the “Oromin Disclosure Materials”) that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Oromin is required to describe mineral reserves associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of “proven” or “probable”, which categories of reserves are recognized by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), but which differ from those definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (“SEC”) and contained in Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, under NI 43-101 the Company is required to describe mineral resources associated with its properties utilizing CIM definitions of “measured”, “indicated” or “inferred”, which categories of resources are recognized by Canadian regulations but are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC.

Accordingly, information contained in the Oromin Disclosure Materials regarding Oromin’s mineral deposits may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

In particular, the Oromin Disclosure Materials use the terms “measured” and “indicated” resources. U.S. readers are cautioned that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be converted into mineral reserves.

The Oromin Disclosure Materials also use the term “inferred” resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations, but the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Oromin is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario and files its continuous disclosure documents and other documents with Canadian securities regulatory authorities in each of these provinces and with the SEC. These documents are available under the Company’s profile on the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com and at www.sec.gov. Certain information in this Directors’ Circular that is contained in documents filed, or specified as having been filed on SEDAR is qualified in its entirety by reference to the complete text of such documents, which may be obtained through the Company’s profile on SEDAR.

Information in this Directors’ Circular concerning Teranga and the Teranga Offer, including forward-looking statements or forward-looking information, is based solely upon, and the Board of Directors has relied, without independent verification, exclusively upon information contained in the Teranga Offer and the Teranga Circular or that is otherwise publicly available. Neither Oromin nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Teranga to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

CURRENCY

All dollar references in this Directors’ Circular are in Canadian dollars, unless otherwise indicated. On July 3, 2013, the Bank of Canada noon rate of exchange for U.S. dollars was $1.00 = US$0.9503.

ENQUIRIES

This document is important and requires your immediate attention. Enquiries concerning information in this document should be directed to Georgeson, our Information Agent, Toll Free (North America): 1-866-656-4123 or Outside North America Call Collect: 1-781-575-2457 or Email: askus@georgeson.com.

NO MATERIAL CHANGES

Except as publicly disclosed or as referred to in this Directors’ Circular, the directors and officers of Oromin are not aware of any information that indicates any material change in the affairs, activities or financial position of Oromin since May 29, 2013.

OTHER MATERIAL INFORMATION

Except as disclosed in this Directors’ Circular, there is no information that is known to the Board of Directors that would reasonably be expected to affect the decision of the Shareholders (or holders of securities convertible into Oromin Shares) to accept or reject the Teranga Offer.

ADDITIONAL INFORMATION

Except as disclosed elsewhere in this Directors’ Circular, Oromin is not aware of any additional information that would be required to be disclosed by Teranga’s take-over bid circular to make the information in the Teranga Circular correct or not misleading.

Contrary to the representations made by Teranga in the Teranga Circular, Oromin has not confirmed to Teranga its interpretation of the OJVG Shareholders Agreement. As at the date of the

Teranga Circular, Oromin had not had any discussions with Teranga regarding the lawsuit commenced by Bendon.

In addition, contrary to statements made by Teranga in the Teranga Circular, the Company’s credit facility entered into with Sprott Resource Lending Partnership is not ‘callable at any time’, but rather is a term facility due on December 27, 2013.

STATEMENT OF RIGHTS

Securities legislation of the provinces and territories of Canada provides security holders of Oromin with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF DIRECTORS’ CIRCULAR

The contents of this Directors’ Circular and the delivery thereof have been approved and authorized by the Board of Directors of Oromin.

This Directors’ Circular is dated July 3, 2013.

CERTIFICATE

July 3, 2013

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors of Oromin Explorations Ltd.

(Signed) Robert H. Brennan	(Signed) Chet Idziszek
Director and Chair of the Special Committee	Director, Chief Executive Officer and President

Please direct all inquiries to:

(1) Questions and Further Assistance

If you have any questions about the information contained in this document or require any further assistance, please contact our information agent at:

North American Toll Free Number: 1-866-656-4123

Outside North America Call Collect: 1-781-575-2457

Email: askus@georgeson.com

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

News release, dated June 20, 2013

News release, dated July 4, 2013

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

Oromin Explorations Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2. Consent to Service of Process

Concurrently with the filing of this Schedule, Oromin Explorations Ltd. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 4, 2013

OROMIN EXPLORATIONS LTD.

By:	/s/ Chet Idziszek
Name:	Chet Idziszek
Title:	President

INDEX TO EXHIBITS

Exhibit No.	Description

1.1	News release, dated June 20, 2013
1.2	News release, dated July 4, 2013